AGHA & AGHA, LLP COUNSELORS AT LAW

NAZISH M. AGHA^	7 Lincoln Highway, Suite 214
SAIF M. AGHA^	Edison, New Jersey 08820
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February 11, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington D.C. 20549
Attn:	Christina Chalk
Senior Special Counsel

Re:	Abtech Holdings, Inc.
Schedule 13E-3 File No. 5-85659 filed on December 10, 2018
Filed by Golden Properties Ltd. et al.
File No. 5-85659

Dear Ms. Chalk:

This letter is being furnished on behalf of Golden Properties Ltd. (“Golden Properties”), Abtech Acquisition Corp (“Newco”), Hugo Neu Corporation (“HN”), Tilly LLC (“Tilly”), Wendy Joan Kelman-Neu, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall and F. Daniel Gabel (collectively, the “Filing Persons”) in response to comments set forth in the letter, dated December 21, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ms. Nazish M. Agha, counsel to the Filing Persons, with respect to the Filing Persons’ Schedule 13E-3 that was filed with the Commission on December 10, 2018 (the “Schedule 13E-3”).

The Filing Persons are filing today Amendment No. 1 to the Schedule 13E-3 (the “Amendment”), which was revised to reflect responses to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13E-3, as amended by the Amendment.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment.  In addition, for your convenience, a marked copy of the Amendment indicating changes against the Schedule 13E-3 is being provided to the Staff via email.

Ms. Christina Chalk - Senior Special Counsel
Abtech Holdings, Inc. - Schedule 13E-3 - File No. 5-85659
February 11, 2019

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by the response.

Schedule 13E-3 filed December 10, 2018

1.
You have not included Abtech Holdings as a filer on the Schedule 13E-3. However, we note that the Company agreed to convert the debt of the filing persons into common stock and also approved an adjustment to the conversion price in November 2018. It also filed a PREC 14A on October 31, 2018 reflecting the consent of majority shareholders to authorize additional shares for issuance upon on the conversion of that debt into shares. Given these facts, explain why you do not believe Abtech is engaged in this going private transaction, or revise the Schedule 13E-3 to include it as a filer, and to provide all of the required disclosure as to the Company.

Response:

Newco is a recently formed Nevada corporation which is intended to merge with Abtech, with Newco continuing as the surviving corporation. Prior to the mailing of the Schedule 13E-3 to public stockholders of Abtech, the Filing Persons intend to contribute all of their shares of common stock of Abtech into Newco.  Thus, Newco will, following such contribution, own in excess of 90% of the outstanding shares of Abtech.

First, the going private transaction is a short-form statutory merger, pursuant to Section 92A.180 of the Nevada Revised Statutes, that does not require any participation or approval from either the board or the shareholders of the Company.  Thus, there was no need for the Filing Person to coordinate with or involve the Company’s management or board of directors or other shareholders in the going private transaction.  It is the parent corporation, in this case Newco, which is solely responsible for causing the merger to take place. Neither the board of directors nor the stockholders of Company have any rights to vote on or consent to or approve or disapprove the merger under the NRS. The only right provided to stockholders in a short form merger under Section 92A.180 of the NRS is the right to seek appraisal rights under Chapter 92A (Sections 92A.300 through 92A.500 inclusive) of the NRS.

Newco and the other Filing Persons, not Abtech, are the parties engaged in the going private transaction to which the Schedule 13E-3 relates. As evidenced by the foregoing discussion, neither Abtech, its board of directors nor its other stockholders have any control over the actions of Newco. It is Newco and the other Filing Persons who are the persons who have commenced this going private transaction, have filed the Schedule 13E-3 with the Commission, will disseminate the Schedule 13E-3 to the other stockholders of Abtech in accordance with Rule 13e-3(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will file the applicable articles of merger with the State of Nevada merging Newco with Abtech.

For the foregoing reasons, the Filing Persons determined that Abtech should not be considered a filing person in this going private transaction.

Ms. Christina Chalk - Senior Special Counsel
Abtech Holdings, Inc. - Schedule 13E-3 - File No. 5-85659
February 11, 2019

Second, with respect to the specific Company’s actions highlighted by the Staff, such actions regarding conversion of outstanding debt were independent acts, resulting from the Company’s judgment that reducing its outstanding debt liability by conversion to equity was in the best interest of the Company as it could not pay the debt.  Two years prior, the Company had also requested certain debt holders to convert their then-outstanding debt for the same reason.  As detailed in the Amendment, the Company requested Filing Persons to convert their debt, a request that the Filing Persons received but did not initially agree to.  Thus, the Company’s filing of the PREC 14A on October 31, 2018 and its adjustment of the conversion price in November were both done to allow the requested conversion to occur in the first place.  Clearly, given that the Company was requesting Filing Persons to convert their debt to equity, he Company had to take actions to ensure that there were sufficient shares available to issue.  The Company’s approval of an adjustment to the proposed conversion price in November 2018 was a response to the change in the market price of its publicly traded securities on the OTC market.

Though the Company took the foregoing steps to ensure it had the requisite shares for conversion of the debt, the Filing Persons had not given any indication to the Company that they would accept its request to convert any debt to equity.  In fact, Filing Persons had separate calculations to make prior to deciding whether to convert debt to equity. Amongst the Filing Persons, there were concerns about the conversion price being too high as well as questions about whether certain debt holders with substantial debt would convert at any price. The Filing Persons considered demanding repayment of the debt. A higher conversion price would benefit certain Filing Persons and penalize others. In any case, none of the Filing Persons were willing to convert at any price until they could ascertain that almost all of the debt would be extinguished in such a conversion. Confidential conversations with certain reluctant debtholders carried on until December 6, 2018, when the last large debtholder indicated a willingness to convert enough debt such that the debt remaining in the company would be acceptable to the Filing Persons.  Only after receipt of this information were the Filing Persons able to determine whether it was in their best interest to pursue the going private transaction.

As such, the Filing Persons’ rationales and actions in pursuing the going private transaction were separate and distinct from the Company’s rationales and actions in requesting conversion of its debt to equity, and the Filing Persons did not require the Company to undertake any actions to consummate the going private transaction.

Based on the foregoing, we concluded, and it is still our conclusion, that Abtech is not a filing person in this going private transaction.  We have, however, revised the disclosure in “Background of the Transaction” to clarify the events leading to the filing of the Schedule 13E-3.

2.
See our comment above. Before the Pre 14C was filed on October 31, 2018, the last Schedules 13D/A filed by Golden Properties and Hugo Neu were filed on January 21, 2016 and February 1, 2016, respectively. Their next Schedule 13Ds were filed on December 10, 2018, contemporaneously with this Schedule 13E-3. Tell us why neither party amended their Schedule 13D before December 10, 2018.

Response:

Golden and HN did not amend their Schedules 13D until December 10, 2018 because there was no change to their ownerships of the Company until the conversion of their debt to equity.  Given that the Company was trying to raise equity financing from 2016 through 2018, Golden and HN firmly believed they would be repaid upon an equity infusion into the Company. As discussed in detail in our response above, Golden and HN were undecided on whether they would agree to convert their debt at all, let alone pursue a going private transaction.  Thus, there was no material change in the disclosures in their respective Schedules 13D.

Ms. Christina Chalk - Senior Special Counsel
Abtech Holdings, Inc. - Schedule 13E-3 - File No. 5-85659
February 11, 2019

As explained in our response above, the Pre 14C was an independent action of the Company and not related to the Filing Persons’ decision to pursue the going private transaction, and the Filing Persons did not consent to the conversion of their debt.  Thus, the Company’s filing of a Pre 14C should not be seen as an act that would automatically require the Filing Persons to amend their Schedules 13D.  Golden and HN collectively owned an overwhelming percentage of the Company’s outstanding shares and did not need to take the Company private in order to exert control over it. Indeed, they had never sought to exert control over the Company’s management, though they could have easily done so.  This going private transaction is a way for Golden and HN to protect their investment in the Company.  Specifically, the going private transaction reduces the compliance costs related to being a publicly traded corporation and frees up much-needed resources for operations. As noted in the filing, the compliance costs of being publicly traded greatly exceed the current gross margins of the Company. Cost saving, and management focus, rather than control, is the prime reason for Golden and HN to undertake the going private transaction.

Moreover, had Golden and HN filed amended Schedules 13Ds and not undertaken a going private transaction, they could have faced liability for attempting to manipulate the market price of the Company’s shares.  Given that this proposed transaction was highly tentative until the very end, it was prudent not to file amended Schedules 13D until Golden and HN had sufficient information to determine whether they would pursue a going private transaction.

3.
See our last two comments above. Disclosure on page 3 of the proxy statements indicates that Wendy Joan Kelman-Neu has beneficial ownership over shares of Abtech held by Tilly. According to your disclosure in the proxy statement, Tilly owns 30.07% of Abtech. However, before the December 10, 2018 joint 13D filing, HN (which is also controlled by Ms. Kelman-Neu) reported ownership of 12.5% of Abtech in its last Schedule 13D amendment filed February 1, 2018. Please explain when and how Ms. Kelman-Neu came to acquire or control the Abtech shares held by Tilly and why a Schedule 13D was not filed before December 10, 2018.

Response:

Tilly did not own any shares of Abtech until the conversion of its debt to common shares on December 6, 2018.

Principal Terms of the Merger – Merger Consideration, page 2

Ms. Christina Chalk - Senior Special Counsel
Abtech Holdings, Inc. - Schedule 13E-3 - File No. 5-85659
February 11, 2019

4.	Clarify how dissenters’ rights could be “withdrawn or lost” or revise as described in this section.

Response:

We have revised the disclosure in response to the Staff’s comment.

The Filing Persons’ Positions on the Fairness of the Merger, page 4

5.	Please explain how the filing persons analyzed the procedural fairness of the merger. Virtually all of the factors listed appear to go to the substantive fairness of the merger.

Response:

In response to the Staff’s comment, we have revised the disclosure in the section entitled “The Filing Persons’ Position on the Fairness of the Merger” on page 5 and added a new subsection entitled “Procedural Fairness” on page 16 to explain how the Filing Persons analyzed the procedural fairness of the merger.

Interests of Abtech’s Executive Officers and Directors in the Merger, page 5

6.	Clarify whether officers and directors (who it appears hold some but not a significant amount of the common shares) will be cashed out in the merger like unaffiliated shareholders.

Response:

In response to the Staff’s comment, we have revised the disclosure in the section entitled “Interests of Abtech’s Executive Officers and Directors in the Merger” on page 5 to clarify that the shares of officers and directors will be cashed out in the merger like those of unaffiliated shareholders.

Background of the Transaction, page 7

7.
Expand to explain how the filing persons other than Tilly LLC, Golden Properties Ltd., Hugo Neu Corporation, and Wendy Joan Kelman-Neu became involved in this going private transaction. Unlike the named shareholders, they do not appear to be significant or long-term shareholders of Abtech.

Response:

In response to the Staff’s comment, we have revised the disclosure in the section entitled “Background of the Transaction” on page 7 to explain how the Filing Persons other than Tilly LLC, Golden Properties Ltd., Hugo Neu Corporation, and Wendy Joan Kelman-Neu became involved in the going private transaction.

Item 13. Financial Statements

Ms. Christina Chalk - Senior Special Counsel
Abtech Holdings, Inc. - Schedule 13E-3 - File No. 5-85659
February 11, 2019

8.
Instruction 1 to Item 13 of Schedule 13E-3 requires that summary financial information must be provided in accordance with Item 1010(c) of Regulation M-A. Please include the required summary financial information in the disclosure document disseminated to shareholders, including the required ratio of earnings to fixed charges disclosure.

Response:

In response to the Staff’s comment, we have revised the disclosure under Item 13(c) to include the required summary financial information.  We believe that the summary disclosure now complies with Item 1010(c) of Regulation M-A.

*              *              *

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires any additional information, please do not hesitate to contact Nazish M. Agha at 917-617-8127.

Sincerely,

/s/ Nazish M. Agha

Nazish M. Agha
Agha & Agha LLP